SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 9th, 2013  related to the financial statements for the fiscal year ended on June 30th, 2013.

In compliance with Section 62 of the Stock Exchange Regulations, this is to report to you the following:

	06/30/2013	06/30/2012
In thousands of Pesos
Comprehensive net income	154,263	58,481
Income attributable to:
Company’s shareholders	(26,907)	(21,329)
Non-controlling interests	181,170	79,810

Shareholders’ Equity:
Capital stock	496,562	496,562
Treasury shares	5,001	5,001
Restatement for capital stock and treasury shares	65,425	166,218
Additional paid in capital	773,079	773,079
Share warrants	106,264	106,263
Reserve for conversion	2,284	(81,939)
Changes in non-controlling interests	(21,996)	(6,889)
Reserve for equity based payments	8,345	1,833
Statutory reserve	46,835	42,922
Reserve for new projects	337,065	389,202
Special reserve	695,628	-
Retained earnings	(26,522)	666,611
Non-controlling interest	2,231,096	2,132,648

Total Shareholders’ Equity	4,719,066	4,691,511

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was ARS 501,562,730, divided into 501,562,730 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A., who holds 190,031,684 shares, representing 37.89% of the issued subscribed capital stock.

In addition, as of June 30th, 2013, 306,528,509 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share of the Company were held by shareholders other than the group of principal shareholders, representing 61.11% of the subscribed stock capital.

Following the allocation of treasury shares made on November 23, 2009, Cresud held 5,002,537 treasury shares as of June 30, 2012, representing 1.00% of its subscribed and issued stock capital.
It should be noted that in March 2008 the Company increased its capital stock by 180 million shares. For each subscribed share each shareholder received, at no additional cost, 1 warrant that entitled it to purchase 0.33333333 new shares for a price of US$ 1.68 per share to be acquired. As a result of the ratable allocation of own shares among the shareholders made by the Company on November 23, 2009, the terms of such warrants were amended: the ratio of shares to be issued per warrant was changed to 0.35100598 and the exercise price per share to be acquired was changed to US$ 1.5954. Subsequently, following the payment of the cash dividend made on November 30, 2012, the terms of the warrants were amended again; in this way, the ratio of shares to be issued per warrant is USD 0.36727981 and the exercise price per share to be acquired is USD 1.5247. The warrants fall due on May 22, 2015, and are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on Nasdaq under the symbol “CRESW”.

If all the warrants were converted, the number of issued and subscribed shares would increase to 566,806,160. Moreover, if Inversiones Financieras del Sur S.A. exercised its warrants as the rest of the holders, its holding would increase by 31,068,389 common shares, representing an interest of 39.01% over the subscribed capital, i.e. 221,100,073 shares.

Below are the highlights for this fiscal year:

•
Net income for fiscal year 2013 reached ARS 154.3 million, 163.8% higher than in 2012, whereas the Income attributable to Cresud’s shareholders was a loss of ARS 26.9 million compared to a loss of ARS 21.3 million for the previous year.

•	Operating Income was ARS 1,106.4 million, 71.0% higher than in 2012, mainly explained by the Sale of Farms and fine results from the Urban segment.

•	We posted very good returns from the sale of farms. During this period we sold 4 farms or farm parcels for a total amount of ARS 348.3 million. In addition, we developed 20,300 hectares in the region.

•	During this year the region experienced adverse weather conditions, mainly in the north of Argentina, Paraguay and Brazil. We planted 200,000 hectares and reached an output of 435,000 tons.

•
Operating income from the agricultural segment grew mainly due to the sale of farms. The Sales and Transformation segment posted an increase of 238.1% accompanied by positive results from the Sugarcane segment. These results were offset by negative results from the Grains, Beef Cattle, Milk and Agro-industrial segments.

•	Our subsidiary Brasilagro’s shares became listed as Level II ADRs in the NYSE under the ticker symbol LND.

•	This year we paid a cash dividend for ARS 120.0 million to our shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

September 10th, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets